UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-34985

Globus Maritime Limited

(Translation of registrant’s name into English)

c/o Globus Shipmanagement Corp., 128 Vouliagmenis Avenue, 3rd Floor, Glyfada, Attica, Greece, 166 74

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F               ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On July 22, 2026, Globus Maritime Limited (the “Company”) and Computershare Trust Company, N.A., as Rights Agent (the “Rights Agent”), under the Shareholders Rights Agreement, dated as of August 3, 2023, between the Company and the Rights Agent (as amended by Amendment No. 1 to the Shareholders Rights Agreement dated January 30, 2025, the “Rights Agreement” and the rights issued pursuant thereto, the “Rights”), entered into Amendment No. 2 to the Shareholders Rights Agreement (“Amendment No. 2”). Amendment No. 2 amends the Rights Agreement to (i) extend the expiration date of the Rights from the close of business on August 3, 2026 to the close of business on August 3, 2028 and (ii) increase the exercise price for each one one-thousandth of a preferred share issuable pursuant to the exercise of a Right to $10, in each case in accordance with the terms set forth in the Rights Agreement.

The foregoing description of Amendment No. 2 does not purport to be complete and is qualified in its entirety by the complete text of Amendment No. 2, a copy of which is filed as Exhibit 4.1 to this Form 6-K and incorporated by reference herein.

THIS REPORT ON FORM 6-K (INCLUDING THE EXHIBIT HERETO) IS HEREBY INCORPORATED BY REFERENCE INTO THE COMPANY’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-296704), FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 11, 2026 AND DECLARED EFFECTIVE ON JULY 6, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBUS MARITIME LIMITED

Date: July 22, 2026	By:	/s/ Athanasios Feidakis
	Name:	Athanasios Feidakis
	Title:	President, Chief Executive Officer and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

4.1	Amendment No. 2 to the Shareholders Rights Agreement dated July 22, 2026 between Globus Maritime Limited and Computershare Trust Company, N.A., as Rights Agent